Richmont Mines Inc.

CHANGE OF AUDITOR NOTICE
Pursuant to Section 4.11 of National Instrument 51-102

(a)   The audit committee of the board of directors of Richmont Mines Inc. (the "Company") conducted a review of the Company’s audit requirements and the offer of services of Raymond Chabot Grant Thornton LLP ("RCGT") and KPMG LLP for the financial year 2007 and the fees associated with such services. As a result of such review, the Company’s audit committee determined to recommend (i) not to put KPMG forward for renewal as auditors of the Company at the expiry of KPMG’s current term of office and (ii) the appointment of RCGT as the Company’s auditors at the annual and special general meeting of shareholders to be held on May 18, 2007.

(b)   On March 15, 2007, the board of directors of the Company approved the recommandations of the audit committee mentioned above.

(c)   The auditor’s reports of KPMG on the financial statements of the Company for the years ended December 31, 2005 and December 31, 2006 did not contain any reservations.

(d)   In connection with the audits for the years ended December 31, 2005 and December 31, 2006 and through to March 15, 2007, there have been no reportable events, as defined in National Instrument 51-102.

DATED at Rouyn-Noranda, Quebec, this 23th day of March, 2007.

Richmont Mines Inc.

Nicole Veilleux (signed)

Nicole Veilleux, CA
Financial Director